UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Shell plc First Quarter 2022 Interim Dividend

London, May 5, 2022 − The Board of Shell plc (“Shell” or the “Company”) today announced an interim dividend in respect of the first quarter of 2022 of US$ 0.25 per ordinary share.

Details relating to the first quarter 2022 interim dividend

Per ordinary share	Q1 2022
Shell Shares (US$)	0.25

Shareholders will be able to elect to receive their dividends in US dollars, euros or pounds sterling.
Absent any valid election to the contrary, persons holding their ordinary shares through Euroclear Nederland will receive their dividends in euros.

Absent any valid election to the contrary, shareholders (both holding in certificated and uncertificated form (CREST members)) and persons holding their shares through the Shell Corporate Nominee will receive their dividends in pounds sterling.

The pound sterling and euro equivalent dividend payments will be announced on June 13, 2022.

Per ADS	Q1 2022
Shell ADSs (US$)	0.5

Cash dividends on American Depository Shares (“ADSs”) will be paid, by default, in US dollars.

Each ADS represents two ordinary shares. ADSs are evidenced by an American Depositary Receipt (“ADR”) certificate. In many cases the terms ADR and ADS are used interchangeably.

Dividend timetable for the first quarter 2022 interim dividend

Event	Date
Announcement date	May 5, 2022
Ex- Dividend Date for ADSs	May 19, 2022
Ex- Dividend Date for ordinary shares	May 19, 2022
Record date	May 20, 2022
Closing of currency election date (see Note below)	June 7, 2022
Pound sterling and euro equivalents announcement date	June 13, 2022
Payment date	June 27, 2022

Note
A different currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

Taxation - cash dividends

With the Company’s tax residence moved to the UK, dividends paid to shareholders on their ordinary shares will not attract Dutch dividend withholding tax. This means that former holders of A shares receive their dividends in full as Dutch dividend withholding tax is no longer withheld on these dividends. Former holders of B shares receive their dividends directly from the Company as these dividends will no longer be paid through the Dividend Access Mechanism.

If you are uncertain as to the tax treatment of any dividends you should consult your tax advisor.

Dividend Reinvestment Programmes (“DRIP”)

The following organisations operate Dividend Reinvestment Plans (“DRIPs”) which enable Shell’s shareholders to elect to have their dividend payments used to purchase Shell shares:

  Equiniti Financial Services Limited (“EFSL”), for those holding shares (a) directly on the register as certificate holder or as CREST Member and (b) via the Shell Corporate Nominee;
  ABN-AMRO NV (“ABN”) for Financial Intermediaries holding shares via Euroclear Nederland;
  JPMorgan Chase Bank, N.A. (“JPM”) for holders of ADSs; and
  Other DRIPs may also be available from the intermediary through which investors hold their shares and ADSs.

Such organisations provide their DRIPs fully on their account and not on behalf of Shell plc. Interested parties should contact DRIP Offerors directly.

More information can be found at https://www.shell.com/drip

To be eligible to participate in the DRIPs for the next dividend, shareholders must make a valid dividend reinvestment election before the published date for the close of elections.

Enquiries

Media International: +44 207 934 5550
Media Americas: +1 832 337 4355

Cautionary note
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2021 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, May 5, 2022. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

The content of websites referred to in this announcement does not form part of this announcement.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: May 5, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary